16001826

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65473

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BTIG, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

600 Montgomery Street 6th Floor
(No. and street)

San Francisco (City) **CA** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian K Endres **415-248-2200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

One Market Street (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2016
REGISTRATIONS BRANCH
11

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public ac must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian K Endres, affirm (or swear) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to BTIG, LLC as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Brian K Endres

Date February 24, 2016

Title Chief Financial Officer

Signature C. Chao
Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me this 24 **day of** FEB**, 20**16**, by** BRIAN K. ENDRES **, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature C. Chao **(Seal)**


C. CHAO
Commission # 1979041
Notary Public - California
San Francisco County
My Comm. Expires Jun 17, 2016

BTIG, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to Financial Statements.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

Report of Independent Registered Public Accounting Firm

BTIG, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of BTIG, LLC as of December 31, 2015. This financial statement is the responsibility of BTIG, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTIG, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 24, 2016

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$ 45,410,260
CASH SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS	9,695,771
SECURITIES OWNED - At fair value	7,788,631
RECEIVABLE FROM CLEARING BROKERS	31,914,887
RECEIVABLE FROM OTHER BROKER-DEALERS, NET	11,731,660
RECEIVABLE FROM PARENT, AFFILIATES AND EMPLOYEES	10,239,918
OTHER ASSETS	5,304,481
TOTAL	$ 122,085,608

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Securities sold not yet purchased - at fair value	$ 5,480,819
Accrued commissions	7,899,287
Accrued compensation and benefits	26,149,676
Accrued floor brokerage, exchange, execution and clearance fees	1,023,301
Accounts payable and other accrued expenses	16,912,515
Total liabilities	57,465,598
MEMBERS' EQUITY	64,620,010
TOTAL	$ 122,085,608

The accompanying notes are an integral part of the statement of financial condition.

1. NATURE OF BUSINESS

BTIG, LLC (the "Company") is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc. The Company received approval to operate and conduct business as a broker-dealer in December 2002, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). The Company is engaged in brokerage activities acting primarily as an agent for institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), listed options, as a principal for transactions in fixed income securities as well as on a name give-up basis for futures and foreign exchange transactions. All institutional customer equity, options and fixed income businesses are cleared through clearing brokers, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Statement of Financial Condition is expressed in United States dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of the Company's Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual amounts could differ from those estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated under Federal or Other Regulations — At December 31, 2015, the Company had maintained a cash balance of $9,695,771 in a reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold not yet Purchased — Securities owned and securities sold not yet purchased are recorded on a trade-date basis and are carried at fair value.

Receivable From/Payable to Clearing Brokers — Securities transactions are executed through clearing brokers on a fully-disclosed basis. Amounts receivable from and payable to the clearing brokers relate to such transactions.

Translation of Foreign Currency — Purchases and sales of investments that are denominated in foreign currencies, are translated into United States dollar amounts on the transaction date.

Fair Value of Financial Instruments — Securities owned and securities sold not yet purchased are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent re-pricing.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

3. FAIR VALUE OF ASSETS AND LIABILITIES

Financial Accounting Standards Board (FASB) authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Authoritative literature also establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entity. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Investments in this category included active exchange-traded money market funds, listed equities, and listed options. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques — The Company values investments in securities owned and securities sold not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

For investment securities categorized as Level 2, the Company uses prices obtained from independent third-party pricing services to measure fair value. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. The Company does not adjust the prices received from third-party pricing services unless such prices are inconsistent

with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2015, the Company did not adjust prices received from the pricing services.

Assets and Liabilities Recorded at Fair Value — The Company's assets and liabilities recorded at fair value include securities owned and securities sold not yet purchased. These assets and liabilities are categorized as Level 1 and Level 2 based upon the fair value hierarchy. There were no securities classified as Level 3 at December 31, 2015.

The following table as of December 31, 2015, summarizes the valuation of the Company's investments by the fair value hierarchy levels:

	Total	Level I	Level II	Level III
Assets				
Equity Securities	$ 5,882,447	$ 5,777,369	$ 105,078	$ -
Equity Options	7,400	7,400	-	-
Preferred Equity Securities	5,109	5,109	-	-
Futures	28,937	28,937		
Convertible Corporate Debt	1,864,738	1,864,738	-	-
Total Assets	$ 7,788,631	$ 7,683,553	$ 105,078	$ -
Liabilities - securities sold not yet purchased				
Equity Securities	$ (5,410,422)	$ (5,410,422)	$ -	$ -
Equity Options	(70,397)	(70,397)	-	-
Total Liabilities	$ (5,480,819)	$ (5,480,819)	$ -	$ -

The Company did not transfer any assets or liabilities between level 1, level 2 or level 3 during 2015.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and CFTC Regulation 1.17. The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2015, the Company's minimum net capital requirement, pursuant to the requirements for market makers, was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2015, the Company's net capital was $50,293,660 which was $50,043,660 in excess of its minimum requirement.

5. SEC RULE 15c3-3

The Company is exempt from the Reserve Requirements of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

6. RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS

Receivables from the clearing brokers, Goldman Sachs Execution and Clearing L.P., Pershing LLC, and J.P. Morgan Clearing Corp. ("Clearing Brokers"), are pursuant to clearance agreements in effect. At December 31, 2015, the Company's receivables from three Clearing Brokers of approximately $24,497,000, $6,394,000, and $1,023,000, of which approximately $1,500,000, $1,000,000, and $1,000,000, are maintained as clearing deposits.

7. RECEIVABLES FROM OTHER BROKER-DEALERS, NET

Receivables from other broker-dealers are stated net of allowance for doubtful accounts of $13,000 at December 31, 2015. Receivables from other broker-dealers consist primarily of commissions owed to the Company from agency option trading and agency futures trading transactions done on behalf of the Company's customers.

8. FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying security positions or conducting securities transactions introduced by the Company.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition to the Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event that such counterparties do not fulfill their obligations.

The Company's trading activities include providing brokerage services to customers. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold not yet purchased may exceed the amount recorded in the Statement of Financial Condition. The associated interest rate risk of these securities is not deemed material to the Company.

9. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Brokers as disclosed in Note 6. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivables from Clearing Brokers is significant due to the financial stability of such financial institutions.

10. RELATED-PARTY TRANSACTIONS

The Company has a revolving line of credit with the Parent which allows the Parent to borrow amounts up to $10,000,000 from the Company. In accordance with applicable regulatory requirements, no borrowing can occur that would cause the Company to be in violation of its minimum net capital requirement. The Parent pays the Company interest based on the London Interbank Offered Rate. As of December 31, 2015, $3,618,000 was outstanding under the line of credit and is included in receivable from parent, affiliates and employees. From time to time, the Company also purchases fixed assets or pays operating expenses on behalf of the Parent. Included in receivable from parent, affiliates and employees is approximately $5,591,000 receivables for such amounts at December 31, 2015. Amounts that are due from the Parent related to the services agreement are settled by offsetting such amounts in the Company's intercompany account with the Parent, which is included in receivable from parent, affiliates, and employees in the Statement of Financial Condition.

From time to time, the Company makes loans to key employees. Total employee loans outstanding as of December 31, 2015 is $961,000. These loans bear interest and mature at various dates. Included in this balance are promissory loans that will be forgiven, together with accrued interest as long as the employees continue to render services to the Company.

Certain management employees of the Company are also members of the Parent.

The Company provides trade execution services for securities traded in the United States to affiliated broker dealers that are located outside of the United States. In addition, the Company receives trade execution services for securities traded outside of the United States from the affiliated broker-dealers located outside of the United States.

As disclosed in Note 6, one of the Company's clearing brokers, Goldman Sachs Execution and Clearing LP, is an affiliate of one of the Company's Members, Goldman Sachs Group, Inc.

11. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2015, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

12. LEASE COMMITMENTS

The Company has lease agreements for office space under non-cancelable operating lease agreements. The last of these leases expire in December 2023. The aggregate future minimum annual rental payments for office space under these lease agreements for the five years subsequent to December 31, 2015, are as follows:

Years Ending December 31	
2016	$ 4,534,876
2017	4,868,058
2018	4,406,846
2019	2,664,561
2020	1,694,623
Thereafter	2,036,801
	$ 20,205,765

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